Exhibit 99.1
Improvement in All Major Financial Indicators for Operational Performance for the First Half of 2005 of Qiao Xing Universal Telephone, Inc.
—Compared with the same period in 2004, income from operations for the first half of 2005 increased by 124%, the gross profit ratio climbed up to 13.2% from 10.2%.
HUIZHOU, Guangdong, China, August 10 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) released today, on an un-audited management account basis, certain key financial data for the first half of 2005 as follows:

	1st half of 2004	1st half of 2005
	(US$ million)	(US$ million)
Net Sales	129.8	139.7
Gross profit	13.3	18.4
Gross profit margin	10.2%	13.2%
Income from operations (before interest, tax and minority interests)	4.9	11.0
Income from operations was arrived at after charging operating expenses of a special nature, consisting of the amortization of acquired intangible assets of US$1.0 million (US$1.0 million for the 2004 H1) and the stock-based compensation of nil (US$3.3 million for 2004 H1), which did not involve any outflow of cash.
Mr. Wu Rui Lin, Chairman of XING, said, “The increase in net sales was mainly attributable to the mobile phone business segment. Hui Zhou Qiao Xing Communication Industry, Limited, a subsidiary of XING, continues to develop the market for its mobile phone handsets of the ‘COSUN’ brand, which it introduced in the second half of 2004.
“The increase in gross profit margin principally came from the mobile phone business segment. In CEC Telecom Company, Limited, XING’s subsidiary for the production and distribution of mobile phone handsets of the ‘CECT’ brand, we have further improved our cost control system including a series of reengineering programs for our supply chain management.
“Even though we have increased the market expenses to promote our “COSUN” brand mobile phone handsets, overall operating expenses decreased considerably because of the improvement in cost control and the big drop in operating expenses of a special nature.
“With the first half year data confirming the trend of steady progress, we are confident that XING will be able to reach its recently-announced financial targets for 2005.”

About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.